Filed by BMC Stock Holdings, Inc.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: BMC Stock Holdings, Inc.

Filer’s SEC File No.: 001-36050

Date: August 27, 2020

August 27, 2020

BMC Associate Letter

BMC Associate Letter

To:	BMC team

From:	Dave Flitman

Subject: Announcing Exciting Combination with Builders FirstSource

Today, I am pleased to share some exciting news about our Company that will have an extremely positive impact on our future. This morning, we announced that BMC and Builders FirstSource will combine to create the nation’s premier supplier of building materials and services with more than $11 billion in annual sales. It is thanks to your hard work and relentless dedication to our customers that we were able to pursue this growth opportunity from a position of financial and operational strength.

We believe this strategic combination of two great organizations is an exciting step forward for both companies and you, as well as our customers and suppliers. This is an important milestone for our Company and I wanted to speak directly to you through a video so you can hear how this strategic merger will benefit our organization and all of our stakeholders. While you can find today’s press release here, which outlines the many benefits of the transaction in more detail, I encourage you to watch the below video, where I discuss this exciting combination further.

I am sure that many of you will have questions about how this may impact you both personally and professionally, and I assure you that we will cover those details as we work to bring our two companies together.

Stronger Together

As we accomplished in our prior combination with Stock Building Supply, this transformational merger will enable BMC to further accelerate our profitable growth strategy with a company that also focuses on providing a broad product portfolio and differentiated capabilities deployed through a customer-focused service model.

Through this transaction, we are bringing together two very strong companies with complementary capabilities and cultures. As you may know, Builders FirstSource is also a leader in delivering comprehensive products and services to homebuilders and professional remodelers, with locations throughout the U.S. and annual sales of approximately $7.5 billion. Together with BMC, the combined company will serve customers across 42 states and will have approximately 26,000 associates working to help to create much needed housing across the country.

Builders FirstSource and BMC operate with tremendous similarities in terms of business models and core values such as people count, safety, innovation, collaboration, integrity, diversity and corporate social responsibility. Equally as important, we share a commitment to advancing innovation and a passion for best-in-class service levels. We also share deeply held beliefs about how to improve our businesses to better serve our customers and associates.

BMC Associate Letter

We expect to generate savings of approximately $130 million to $150 million within three years. Key drivers of these synergies include direct and indirect sourcing, SG&A savings, and expanded operational excellence through the adoption of best practices from each company. However, I want to be very clear – at the heart of it, this merger is about growth. And with that growth, will come opportunities for personal growth and development for our associates in the combined company.

Leadership and headquarters

Following the closing of the transaction, Chad Crow will remain in his role as CEO for a 90-day transition period, after which I will take on the role of CEO of the combined company. Peter Jackson, Builders FirstSource’s CFO, will serve as CFO of the combined company. Dave Rush, COO of Builders FirstSource’s East Region, together with Jim Major, CFO of BMC, will co-lead the integration. Other key members of the Builders FirstSource and BMC senior teams will hold positions in the combined organization.

The combined company’s Board will have proportional representation from BMC and Builders FirstSource to ensure that we leverage our collective capabilities, customer relationships and strong national footprint.

In addition, the combined company, which will operate under the Builders FirstSource name, will be headquartered in Dallas, Texas, with key functional corporate centers of excellence in both Raleigh, North Carolina and Denver, Colorado.

Path to Close

The merger is currently expected to close in late 2020 or early 2021, subject to customary closing conditions and various required approvals. Until the closing, it remains business as usual for all of us at BMC, and we will continue to operate as separate companies and competitors across our markets. It is important that everyone remain focused on what you have always done so well – taking care of our customers. To that end, we remain as committed as ever to our sales team and the tremendous value they bring to our Company. We will leverage the strength of our combined sales force to accelerate growth.

Ultimately, the goal of both organizations is to continue to provide the highest levels of service and minimize any disruptions to our customers. Today’s announcement does not impact those goals nor how we conduct our day-to-day business, and we are committed to keeping you updated throughout this process.

What this Means for Us

While I’ve highlighted some of the many benefits we expect to achieve as a result of our merger, today’s announcement is just the first step toward bringing our companies together. At the core of BMC’s success is our people and your ability to respond to change with agility and focus.

This merger allows us to build from our past success and accelerate our future growth. We believe combining with Builders FirstSource will create a stronger, more sustainable business well into the future for our associates, customers, suppliers and our shareholders.

Team leaders will be available throughout the day to address questions you may have, and several are addressed in the FAQ that can be found on our intranet at this link.

BMC Associate Letter

One reminder: Today’s announcement is likely to generate increased interest in BMC. Consistent with usual policies, all media and investor-related inquiries should be referred to Mike Neese at 919-431-1796 or Michael.neese@buildwithbmc.com.

On behalf of our Board and management team, thank you for your continued hard work and commitment to BMC. Our future is very exciting!

Dave

Cautionary Notice Regarding Forward-Looking Statements

This communication, in addition to historical information, contains “forward-looking statements” (as defined in the Private Securities Litigation Reform Act of 1995) regarding, among other things, future events or the future financial performance of BMC Stock Holdings, Inc. (“BMC”) and Builders FirstSource, Inc. (“Builders FirstSource”). Words such as “may,” “will,” “should,” “plans,” “estimates,” “predicts,” “potential,” “anticipate,” “expect,” “project,” “intend,” “believe,” or the negative of these terms, and words and terms of similar substance used in connection with any discussion of future plans, actions or events identify forward-looking statements. Any forward-looking statements involve risks and uncertainties that are difficult to predict or quantify, and such risks and uncertainties could cause actual events or results to differ materially from the events or results described in the forward-looking statements, including risks, or uncertainties related to the novel coronavirus disease 2019 (also known as “COVID-19”) pandemic and its impact on the business operations of BMC and Builders FirstSource and on local, national and global economies, the growth strategies of BMC and Builders FirstSource, fluctuations of commodity prices and prices of the products of BMC and Builders FirstSource as a result of national and international economic and other conditions, or the significant dependence of both companies’ revenues and operating results on, among other things, the state of the homebuilding industry and repair and remodeling activity, lumber prices and the economy. Neither BMC nor Builders FirstSource may succeed in addressing these and other risks or uncertainties.

Forward-looking statements relating to the proposed business combination between BMC and Builders FirstSource include, but are not limited to: statements about the benefits of the proposed business combination between BMC and Builders FirstSource, including future financial and operating results; the plans, objectives, expectations and intentions of BMC and Builders FirstSource; the expected timing of completion of the proposed business combination; and other statements relating to the proposed merger that are not historical facts. Forward-looking statements are based on information currently available to BMC and Builders FirstSource and involve estimates, expectations and projections. Investors are cautioned that all such forward-looking statements are subject to risks and uncertainties, and important factors could cause actual events or results to differ materially from those indicated by such forward-looking statements. With respect to the proposed business combination between BMC and Builders FirstSource, these factors could include, but are not limited to: the risk that BMC and Builders FirstSource may be unable to obtain governmental and regulatory approvals required for the business combination, or that required governmental and regulatory approvals may delay the business combination or result in the imposition of conditions that could reduce the anticipated benefits from the proposed business combination or cause the parties to abandon the proposed business combination; the risk that a condition to closing of the business combination may not be satisfied, including as a result of the failure to obtain approval of stockholders of BMC and Builders FirstSource on the expected terms and schedule or at all; the length of time necessary to consummate the proposed business combination, which may be

BMC Associate Letter

longer than anticipated for various reasons; the risk that the businesses will not be integrated successfully; the risk that the cost savings, synergies and growth from the proposed business combination may not be fully realized or may take longer to realize than expected; the assumptions on which the parties’ estimates of future results of the combined business have been based may prove to be incorrect in a number of material ways, which could result in an inability to realize the expected benefits of the proposed business combination or exposure to material liabilities; the diversion of management time on issues related to the business combination; the effect of future regulatory or legislative actions on the companies or the industries in which they operate; the risk that the credit ratings of the combined company may be different from what the parties expect; economic and foreign exchange rate volatility; changes in the general economic environment, or social or political conditions, that could affect the businesses; the potential effect of the announcement or consummation of the proposed business combination on relationships with customers, suppliers, competitors, lenders, landlords, management and other employees; the ability to attract new customers and retain existing customers in the manner anticipated or at all; the ability to hire and retain key personnel; reliance on and integration of information technology systems; the risks associated with assumptions the parties make in connection with the parties’ critical accounting estimates and legal proceedings; certain restrictions during the pendency of the business combination that may affect the ability of BMC and Builders FirstSource to pursue certain business opportunities or strategic transactions; and the potential of international unrest, economic downturn or effects of anticipated tax rates, raw material costs or availability, benefit or retirement plan costs, or other regulatory compliance costs.

Additional information concerning other risk factors pertaining to BMC and Builders FirstSource is also contained in the parties’ respective most recently filed Annual Reports on Form 10-K, subsequent Quarterly Reports on Form 10-Q, Current Reports on Form 8-K, and other information filed with the Securities and Exchange Commission (the “SEC”). Many of these risks and uncertainties are beyond BMC’s or Builders FirstSource’s ability to control or predict. Because of these risks and uncertainties, you should not place undue reliance on these forward-looking statements. Furthermore, neither BMC nor Builders FirstSource undertakes any obligation to update publicly or revise any forward-looking statements to reflect events or circumstances that may arise after the date of this communication. Nothing in this communication is intended, or is to be construed, as a profit forecast or to be interpreted to mean that the earnings per share of the common stock of BMC or of the common stock of Builders FirstSource for the current or any future financial years, or the earnings per share of the common stock of the combined company, will necessarily match or exceed the historical published earnings per share of the common stock of BMC or Builders FirstSource, as applicable. Annualized, pro forma, projected and estimated numbers are used for illustrative purpose only, are not forecasts and may not reflect actual results. All subsequent written and oral forward-looking statements concerning BMC, Builders FirstSource, the proposed business combination, the combined company or other matters and attributable to BMC, Builders FirstSource or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements above.

Additional Information and Where to Find It

In connection with the proposed business combination, Builders FirstSource intends to file with the SEC a registration statement on Form S-4 (the “Registration Statement”) that will include a prospectus with respect to the shares of common stock to be issued by Builders FirstSource in the business combination and a joint proxy statement for BMC’s and Builders FirstSource’s respective stockholders (the “Joint Proxy Statement”). Each of BMC and Builders FirstSource

BMC Associate Letter

will send the Joint Proxy Statement to its stockholders and may file other documents regarding the business combination with the SEC. This communication is not a substitute for the Registration Statement, the Joint Proxy Statement, or any other document that BMC or Builders FirstSource may send to its stockholders in connection with the proposed business combination. This communication is for informational purposes only and does not constitute, or form a part of, an offer to sell or the solicitation of an offer to sell or an offer to buy or the solicitation of an offer to buy any securities, and there shall be no sale of securities, in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and otherwise in accordance with applicable law. INVESTORS AND SECURITY HOLDERS OF BMC AND BUILDERS FIRSTSOURCE ARE URGED TO READ THE REGISTRATION STATEMENT, THE JOINT PROXY STATEMENT, AND ANY OTHER RELEVANT DOCUMENTS (INCLUDING ANY AMENDMENTS OR SUPPLEMENTS THERETO) THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT BMC, BUILDERS FIRSTSOURCE, THE PROPOSED BUSINESS COMBINATION AND RELATED MATTERS. Investors and security holders of BMC and Builders FirstSource will be able to obtain free copies of the Registration Statement, the Joint Proxy Statement, and other documents (including any amendments or supplements thereto) containing important information about BMC and Builders FirstSource once those documents are filed with the SEC, through the website maintained by the SEC at www.sec.gov. BMC and Builders FirstSource make available free of charge at ir.buildwithbmc.com and investors.bldr.com, respectively, copies of materials they file with, or furnish to, the SEC.

Participants in the Solicitation

BMC, Builders FirstSource, and their respective directors, executive officers, and other members of management and employees may be deemed to be participants in the solicitation of proxies from the stockholders of BMC and Builders FirstSource in connection with the proposed business combination.

The identity of BMC’s directors and executive officers and their ownership of BMC’s common stock is set forth in BMC’s Annual Report on Form 10-K for the fiscal year ended December 31, 2019, which was filed with the SEC on February 27, 2020, and its proxy statement for its 2020 Annual Meeting of Stockholders, which was filed with the SEC on March 27, 2020.

The identity of Builders FirstSource’s directors and executive officers and their ownership of the common stock of Builders FirstSource is set forth in Builders FirstSource’s Annual Report on Form 10-K for the fiscal year ended December 31, 2019, which was filed with the SEC on February 21, 2020, and its proxy statement for its 2020 Annual Meeting of Stockholders, which was filed with the SEC on April 28, 2020.

Investors may obtain additional information regarding the interest of such participants and a description of their direct and indirect interests, by security holdings or otherwise, by reading the Registration Statement, the Joint Proxy Statement, and other materials to be filed with the SEC in connection with the proposed business combination when they become available. You may obtain these documents free of charge through the website maintained by the SEC at www.sec.gov and from the websites of BMC or Builders FirstSource as described above.